FORM 4

 (  )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

        U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                     |OMB NUMBER: 3235-0287|
                                                     |EXPIRES:             |
                                                     | SEPTEMBER 30, 1998  |
      Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,             |BURDEN HOURS         |
       Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
         Holding Company Act of 1935                 |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
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1. Name and Address of Reporting Person
      Olsson, Jan
      Autoliv, Inc.
      Box 703 81
      S-107 24 Stockholm
      Sweden
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2. Issuer Name and Ticker or Trading Symbol
      Autoliv, Inc. (ALV)
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3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

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4. Statement for Month/Year
      August 1998
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of reporting person to Issuer (Check all applicable)
 (   ) DIRECTOR
 (   ) 10% OWNER
 ( x ) OFFICER (GIVE TITLE BELOW)
 (   ) OTHER (SPECIFY TITLE BELOW)
      Vice President, Engineering
      Member of Autoliv, Inc. Executive Committee
  -----------------------------------------------------

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7. Individual, or Joint/Group Filing (Check all applicable)
 ( X ) Form filed by One Reporting Person
 (   ) Form filed by More than One Reporting Person

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TABLE I
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security (Instr. 3)

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2. Transaction Date (Month/Day/Year)

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3. Transaction Code (Instr. 8)

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4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

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5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

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6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

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7. Nature of Indirect Beneficial Ownership (Instr. 4)

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
============================================================================
TABLE II
Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., Puts, Calls, Warrants, Options, Convertible securities)
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1. Title of Derivative Security (Instr. 3)
      Employee Stock Option
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2. Conversion or Exercise Price of Derivative Security
      *
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3. Transaction Date (Month/Day/Year)
      *
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4. Transaction Code (Instr. 8)
      A
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5. Number of Derivative Securities Acquired (A) or Disposed of (D)
        (Instr. 3, 4, and 5)
      6,000  (A)
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6. Date Exercisable and Expiration Date (Month/Day/Year)
      Exercisable: *    Expiration:  *
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7. Title and Amount of Underlying Securities (Instr. 3 and 4)
      6,000 shares of Common Stock, par value $1.00 per share
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8. Price of Derivative Securities (Instr. 5)
      Conversion into stock options of stock appreciation rights received pursuant to Autoliv, Inc. 1997 Stock Incentive Plan.

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9. Number of Derivative Securities Beneficially Owned at End of Month
        (Instr. 4)
      6,000
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10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
        (Instr. 4)
      (D)
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11. Nature of Indirect Beneficial Ownership (Instr. 4)

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EXPLANATION OF RESPONSES:

      * See attachment


            /s/ Jan Olsson                       September 7, 1998
     ----------------------------------          -----------------
      **  SIGNATURE OF REPORTING PERSON                 DATE

-----------------------------
 ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).

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
---------------------------------------------------------------------------------------------------
      Stock             Stock           Number of           Date          Expiration      Exercise
  Appreciation      Appreciation         Options        Exercisable          Date           Price
   Right Grant          Right           Resulting
      Date           Conversion           from
                        Date           Conversion
---------------------------------------------------------------------------------------------------
    8/5/1997          8/3/1998            2,000           8/5/1998         8/5/2007        $35.75
    2/4/1998          8/3/1998            4,000           2/4/1999         2/4/2008        $31.07
---------------------------------------------------------------------------------------------------